Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Leerink Partners LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

Evercore Group L.L.C.

55 East 52nd Street

New York, NY 10055

June 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Translate Bio, Inc.

Registration Statement on Form S-1

File No. 333-225368

Request for Acceleration

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 18, 2018 and the date hereof 1,524 copies of the Preliminary Prospectus dated June 18, 2018 were distributed to institutional investors, prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern time, on June 27, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Jennifer Fox
Name: Jennifer Fox
Title: Co-Head of North America Healthcare Group

LEERINK PARTNERS LLC

By: /s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director

EVERCORE GROUP L.L.C.

By: /s/ James T. Chandler
Name: James T. Chandler
Title: Senior Managing Director

As Representatives of the several Underwriters

[Signature Page to Acceleration Request of the Underwriters]